Fort Dearborn  Item 77Q2

SECTION 16a BENEFICIAL OWNERSHIP REPORTING COMPLIANCE Initial reports under Section 16a of the Securities Exchange
 Act of 1934 were not timely filed for Ms. Cepeda and for Messrs. Reilly, Thomas and Ellinger. These delayed reports did not involve any transactions in the Funds common stock but rather related to Ms. Cepeda and Messrs. Reilly and Thomas election as directors, and Mr. Ellingers election as an officer of the Fund.